

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 1-22-07



07050058

March 20, 2007

Peter Wirth
Executive Vice President, Chief Legal Officer
and Corporate Secretary
Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/20/2007

Re: Genzyme Corporation
Incoming letter dated January 22, 2007

Dear Mr. Wirth:

This is in response to your letters dated January 22, 2007, February 23, 2007 and February 26, 2007 concerning the shareholder proposal submitted to Genzyme by the AFL-CIO Reserve Fund. We also have received letters from the proponent dated February 9, 2007 and February 22, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Daniel F. Pedrotty
Director, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

732485



Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142
T 617-252-7500

1934 Act, Section 14(a)

January 22, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street NE
Washington, D.C. 20549

Re: *Genzyme Corporation* – Exclusion of Shareholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), Genzyme Corporation, a Massachusetts corporation (the "Company"), respectfully requests the staff of the Division of Corporation Finance (the "Staff") to concur that no enforcement action will be recommended if the Company omits the shareholder submission described below from the Company's proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's regularly scheduled annual meeting in 2007 is expected to be on May 24, 2007.

Under a letter dated December 6, 2006, the AFL-CIO Reserve Fund (the "Fund"), the purported holder of shares of the Company's common stock with a value in excess of $2,000, submitted for inclusion in the Company's 2007 Proxy Materials a proposal (the "Fund Proposal") and a supporting statement (collectively, the "Submission"). The letter from the Fund was received on or about December 7, 2006. A copy of the Submission is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter, together with six (6) paper copies of the exhibits. The Company is simultaneously providing copies of this letter and its exhibits to the Fund.

The Company believes that the Fund Proposal may be excluded from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(9) of Regulation 14A because the Fund Proposal directly conflicts with the Company's own proposal the Company intends to submit to its shareholders for approval at its 2007 Annual Meeting.

Rule 14a-8(i)(9): The Fund Proposal Conflicts with a Company Proposal.

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal if the proposal directly conflicts with a company proposal to be submitted to the shareholders at the same annual meeting.

The Fund Proposal urges the Company's Board of Directors to seek shareholder approval of certain future severance agreements entered into with the Company's senior executives. The Company intends to submit its own proposal to shareholders at its 2007 Annual Meeting seeking shareholder approval of the Company's Executive Severance Policy (the "Company Proposal"). A copy of the Company Proposal is attached to this letter as Exhibit B. On December 4, 2007, several days prior to receiving the AFL-CIO proposal and without prior knowledge that the proposal was being submitted, the Nominating and Corporate Governance Committee considered the Executive Severance Policy and determined it would recommend the policy to the full Board of Directors for adoption at its next meeting, scheduled for February 26, 2007. The Executive Severance Policy was developed by the Company after a majority of the votes cast at the Company's 2006 Annual Meeting supported a shareholder proposal urging the Board of Directors to seek shareholder approval of certain severance agreements with the Company's senior executive officers.

The Company Proposal directly conflicts with the Fund Proposal because it specifically excludes certain agreements with Company senior executives from being deemed "severance agreements." The Company Proposal also specifically excludes certain forms of compensation from being considered "benefits" provided under such "severance agreements." Such agreements and forms of compensation excluded from the Company Proposal definitions are included in the definitions of "severance agreements" and "benefits" in the Fund Proposal.

The Company Proposal does not include within the definition of the term "severance agreement" plans and agreements that are applicable not only to senior executive officers but also to other groups of employees, including retirement plans, deferred compensation plans and retention plans. The Company Proposal also specifically excludes (i) agreements and plans assumed or acquired by the Company and (ii) modifications, renewals and extensions of existing agreements and plans, unless such modification, renewal or extension provides for a change in the definition of "benefits" that would result in a material increase in the amount of "benefits." The Fund Proposal does not provide for these exclusions.

Similarly, the "benefits" definition under the Company Proposal specifically excludes (i) the value of any accelerated vesting of long-term incentive and equity awards; (ii) payments or benefits earned or accrued prior to executive's termination; (iii) payments intended to "make-whole" any forfeiture of benefits from a prior employer; (iv) payments for consultancy or other services after termination; (v) payments in consideration of post-termination covenants; (vi) payments in consideration of an asset held by a senior executive; and (vii) any payment that the

Board of Directors determines in good faith to be a reasonable settlement of any claim made against the Company. In contrast, the Fund Proposal includes all payments made by the Company to in connection with an executive's separation of employment within its definition of "benefits."

In similar contexts, the Staff has concurred that a corporation could exclude a shareholder proposal where a company proposal being included in the same proxy directly conflicts with the shareholder's proposal. In *Halliburton Co.* (available March 10, 2006), for example, the Staff agreed that the registrant could exclude a shareholder proposal seeking to require shareholder approval of certain severance agreements where Halliburton Company intended to submit to its shareholders it's newly implemented executive severance policy containing terms and conditions in conflict with those in the shareholder proposal. Similarly, in *Crown Holdings, Inc.* (available February 4, 2004), the Staff agreed that the registrant could rely on Rule 14a-8(i)(9) to exclude a proposal where there was "some basis" for concluding that a shareholder proposal and a company-sponsored proposal presented alternative and conflicting decisions for shareholders and a submission of both proposals to the shareholders for vote could provide inconsistent and ambiguous results. *See also Gyrodyne Company of America, Inc.* (available October 31, 2005); *Croghan Bancshares, Inc.* (available March 13, 2002).

From a practical standpoint, because the Fund Proposal and the Company Proposal have conflicting approaches to the same topic, if shareholders were to vote in favor of both proposals, which is not an unlikely outcome, the Company would be unable to interpret the message and would not know which approach to implement. Furthermore, failure to address a shareholder proposal that garners the support of a majority of the votes cast at the 2007 Annual Meeting could result in Institutional Shareholder Services and other proxy voting service providers issuing a recommendation to shareholders to "withhold" their votes from the slate of directors up for election at the Company's 2008 Annual Meeting. This issue is made all the more acute given that the Company has moved to an annual election of directors regime in response to shareholder request, and has received two shareholder proposals seeking the institution of a majority voting standard for director elections.

Based on the foregoing, the Company respectfully requests that the Staff of the Division of Corporation Finance concur that no enforcement action will be recommended if the Company omits the Proposal from its 2007 proxy materials for the reasons described above.

Should you have any questions or require further information, please contact me at (617) 788-6882 or Paul Kinsella at Ropes & Gray LLP at (617) 951-7000. The Company's fax number is (617) 768-9594. Ropes & Gray's fax number is (617) 951-7050. The Company agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to the Company by facsimile.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it to the messenger, who has been instructed to wait.

Sincerely,



Peter Wirth
Executive Vice President,
Chief Legal Officer and Corporate Secretary

Enclosures

cc Daniel F. Pedrotty, AFL-CIO Reserve Fund
Jodie Vasily-Cioffi, Genzyme Corporation
Paul Kinsella, Ropes & Gray LLP

Exhibit A

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 6, 2006

By UPS Next Day Air

Mr. Peter Wirth, Secretary
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142

Dear Mr. Wirth:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2006 proxy statement of Genzyme Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 200 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty, Director
Office of Investment

DFP/me
opeiu #2, afl-cio

Attachment

RESOLVED: that the shareholders of the Genzyme Corporation ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

"Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.

"Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; any stock or option awards that are awarded under any severance agreement; any prior stock or option awards as to which the executive's access is accelerated under the severance agreement; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.

SUPPORTING STATEMENT

In our opinion, severance agreements as described in this resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general. The Institutional Shareholder Services (ISS) survey of 16 shareholder proposals to restrict golden parachutes in 2006 showed they averaged 51.2% of the vote and obtained majority support at six companies.

We are concerned that golden parachutes can encourage senior executives to support a takeover that may not be in the best interest of long-term shareholders because executives will be generously rewarded if a takeover occurs. Moreover, we believe that golden parachute payments may reward underperformance leading up to a change in control and their cost may reduce the value ultimately received by shareholders.

We feel that requiring shareholder approval of golden parachute agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

Exhibit B

COMPANY PROPOSAL

RESOLVED, that the stockholders of Genzyme Corporation (the "Corporation") hereby approve a policy of the Board of Directors to submit to a vote of the Corporation's shareholders any Future Severance Ageement with a Senior Executive that provides for Benefits in an amount exceeding the Severance Benefits Limitation (the "Policy").

For purposes of this Policy the following terms shall have the following meanings:

- *"Benefits"* means: (i) severance amounts payable in cash to a Senior Executive in the event of termination of the Senior Executive's employment, including the contemporaneous payment of any "gross-up" tax liability with respect to any excise taxes under section 4999 of the Internal Revenue Code that may be imposed upon such severance payments, and (ii) the present value of special benefits or perquisites provided to a Senior Executive in the event of termination of the Senior Executive's employment.

  The term "Benefits" does not include (i) payments of salary, bonus, vacation pay, benefits or other amounts, including deferred compensation, that have been earned or accrued prior to the date of the Senior Executive's termination of employment or that are otherwise attributable to the period preceding the date of the Senior Executive's termination of employment, (ii) payments made under any Future Severance Agreement intended to "make-whole" any forfeiture of benefits from a prior employer, (iii) payments for consultancy or other services provided after termination of employment, (iv) payments made in consideration of post-termination covenants, including covenants not to compete or to solicit the employment of Corporation employees, (v) payments made in consideration of an asset held by the Senior Executive, or (vi) any payment that the Board of Directors determines in good faith to be a reasonable settlement of any claim made against Genzyme. .

  The term "special benefits and perquisites" does not include (i) any benefits or perquisites provided under any plan, program, arrangement or practice of Genzyme that is applicable to one or more groups of employees in addition to Senior Executives, or (ii) the value of any accelerated vesting of, or lapse of restriction on, any outstanding long-term incentive or equity-based award (or a pro-rata portion thereof), such as restricted shares/units, stock options and performance shares/units.

- *"Future Severance Agreement"* means an employment, severance, termination, retirement, settlement or change in control agreement between the Corporation or any subsidiary (collectively referred to as "Genzyme") and a Senior Executive providing for payments in connection with a Senior Executive's termination of employment that is entered into after the adoption date of this Policy. The term "Future Severance Agreement" does not include (i) any employment, severance, termination, retirement, settlement, retention or change in control agreement that is assumed or acquired by Genzyme, or (ii) any employment, severance, termination, retirement, settlement or change in control agreement in effect as of the adoption date of this Policy, including all modifications, renewals and extensions, unless such modification, renewal or extension provides for a change in the definition of Benefits that would result in a material increase in the amount of Benefits.

The term "Future Severance Agreement" does not include the following types of plans (or agreements entered into in connection with such plans), provided that the plan is applicable to one or more groups of employees in addition to Senior Executives:

- o Retirement plans,
- o Deferred compensation plans (as defined under Code section 409A),
- o Early retirement plans,
- o Workforce restructuring plans, and
- o Retention plans.

- "*Senior Executive*" means a person who is or becomes at the time of execution of the Future Severance Agreement an executive officer of the Corporation who is required to file reports pursuant to Section 16 of the Securities Exchange Act of 1934 with respect to securities of the Corporation.

- "*Severance Benefits Limitation*" means 2.99 times the sum of the Senior Executive's base salary plus bonus. Base salary and bonus shall be computed in accordance with the underlying Future Severance Agreement.

The Board delegates to the Compensation Committee full authority to make determinations regarding the interpretation of the provisions of this Policy, in its sole discretion, including, without limitation, the determination of the value of any non-cash items, as well as the present value of any cash or non-cash benefits payable over a period of time.

In the event the Board determines that the circumstance warrant the Corporation's execution of a Future Severance Agreement providing for Benefits in excess of the Severance Benefit Limitation prior to submitting such agreement to a vote of the shareholders, the Corporation shall seek shareholder ratification of such agreement within 18 months of its execution.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 9, 2007

Mr. Peter Wirth, Executive Vice President,
Chief Legal Officer and Corporate Secretary
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142

Re: *Genzyme Corporation* – Exclusion of Shareholder Proposal

Dear Mr. Wirth:

We are writing to express concern regarding Genzyme Corporation's ("Company") no-action request to the staff of the Division of Corporation Finance ("Staff") of the U.S. Securities and Exchange Commission ("SEC"). Specifically, we are concerned that the Company may be relying on Rule 14a-8(i)(9) as a device to frustrate shareholder rights. We, therefore, request evidence that the Company decided to submit its own Executive Severance Policy ("Policy") as a management proposal for the Company's 2007 Proxy Statement **before** receiving the proposal ("Proposal") of the AFL-CIO Reserve Fund ("Proponent"). This would reassure us that the management proposal was submitted in a good faith effort to strengthen corporate governance. If the evidence provided is sufficient, I will withdraw the Proposal.

A summary of the relevant dates may prove helpful. On December 6, 2006, the Proponent submitted the Proposal. The Proposal addresses excessive executive severance agreements and is essentially the same as a Genzyme proposal last year that was approved by shareholders. On December 18, 2006, the Company contacted the Proponent and sent a copy of its "Executive Severance Policy." The Company's Policy stated that it would be adopted by the Board of Directors at an undecided future date. There was no reason to think that the Policy would become a management proposal, since the Company's Bylaws and Articles of Incorporation do not require shareholder approval for adoption of general policies.

On January 12, 2007, the Company refused to incorporate important elements of the Proposal into the Policy and announced its intention to submit a management proposal and to seek no-action relief. Finally, on January 23, 2007, the Proponent received the Company's no-action request. Please note that in Exhibit B of Company's no-action request, the Company's Policy is included. But, instead of being titled "Executive Severance Policy" as before, the Exhibit is now titled "Company Proposal." These actions create the appearance that the Company decided to use Rule 14a-8(i)(9) to omit the Proposal from its 2007 Proxy Statement after it was clear that the Proponent would not withdraw due to differences between the Policy and the Proposal.

In our opinion, the Company's Policy is substantially different from the Proposal and contains many loopholes. In the Company's Policy, for example, the benefits subject to the 2.99 limitation do not include payments for consultancy or other services provided after termination of employment. It also does not include the value of any accelerated vesting of outstanding long-term or equity-based awards such as restricted shares or stock options. Most importantly, the Company's definition of "Future Severance Agreement" excludes any modifications, renewals, or extensions of current agreements. This provision allows the Company to perpetually extend current severance agreements to circumvent its own Policy.

The items excluded from the Policy's definition of benefits can be extremely lucrative. For example, according to the Company's 2006 Proxy Statement, CEO Henri Termeer's 2005 salary and bonus totaled $3,124,500. He was also granted $16,833,308 in stock options. If Mr. Termeer's employment was terminated, his $16 million in options, already more than three times his salary and bonus, would likely vest and would not be subject to the 2.99 limitation. Moreover, Mr. Termeer still has $76,755,253 in exercisable options and another $19,365,760 in unexercisable options. Under the Company's Policy, none of these amounts would be part of the calculation that would determine whether Mr. Termeer's severance payment exceeds 2.99 times his salary and bonus. In contrast, these considerable amounts would be included as part of the calculation under the terms of the Proposal, pointing to one of the many substantial differences between Company's Policy and the Proposal.

There have been previous cases of shareholder concern regarding the use of Rule 14a-8(i)(9). As mentioned in the Company's no-action request, there was a similar case at Halliburton (*Halliburton Company*, 3/10/2006). In the proponent's response to Halliburton's no-action request, the proponent's counsel argued that, "construing the (i)(9) exclusion to knock out shareholder-proposed bylaws would have a pernicious effect on corporate governance. Shareholder resolutions are filed months in advance of an annual meeting; if a company wants to eliminate a troublesome bylaw proposal that is otherwise valid under state law and Rule 14a-8, the company would merely have to draft its own precatory proposal on the same subject, no matter how weak, and claim that there is a 'conflict.' The result would be to abridge a valuable right that shareholders enjoy under state law." In the end, Staff allowed Halliburton to exclude the proposal.

Given the circumstances, we are concerned that the Company's decision to submit its Policy as a management proposal was not a good faith effort to improve corporate governance, and that Rule 14a-8(i)(9) was used in an attempt to block shareholder concerns regarding excessive severance agreements. We welcome any evidence from the Company that proves it decided to submit its Policy before receiving the Proponent's Proposal. We look forward to hearing from you.

Sincerely,



Daniel F. Pedrotty, Director
Office of Investment

DFP/me
opeiu #2, afl-cio

cc: Office of Chief Counsel, Division of Corporation Finance, SEC

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 22, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Genzyme Corporation – Exclusion of Shareholder Proposal

Dear Sir/Madam:

This letter is submitted in response to the request of Genzyme Corporation ("Genzyme" or "Company"), by letter dated January 22, 2007, that the staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission ("SEC") concur that it will not recommend enforcement action if Genzyme omits the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Proponent") from its 2007 proxy materials.

Genzyme argues that the Proposal conflicts with a management proposal ("Management Proposal") under Rule 14a-8(i)(9); however, the Proposal should not be excluded because:

A. Both the Management Proposal and the Proponent's Proposal can co-exist; shareholder approval of both proposals will not result in a conflict.

B. The Proponent believes that the Management Proposal was submitted in response to the Proponent's Proposal. The Management Proposal was not a good faith effort to improve corporate governance, and Rule 14a-8(i)(9) was used in an attempt to block shareholder concerns regarding excessive severance agreements.

C. *Cypress Semiconductor Corporation* (3/11/98) establishes that if a company prepared its proposal in response to a shareholder proposal, the shareholder proposal may not be excluded.

I. The Proposal

On December 6, 2006, the Proponent submitted its Proposal to the Company. The Proposal states:

> RESOLVED: that the shareholders of the Genzyme Corporation ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.
>
> "Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.
>
> "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; any stock or option awards that are awarded under any severance agreement; any prior stock or option awards as to which the executive's access is accelerated under the severance agreement; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.

II. Company Cannot Exclude Proposal Under Rule 14a-8(i)(9)

A. The Management Proposal does not conflict with Proponent's Proposal

The Company states that the Proposal can be excluded under Rule 14a-8(i)(9) because it conflicts with the Executive Severance Policy ("Policy") that the Management Proposal asks shareholders to approve. Contrary to the Company's argument, the Proponent's Proposal does not conflict with the Management Proposal but in fact supplements it. Shareholders can approve of management's proposal concerning severance agreements, and at the same time approve of a shareholder's proposal that is broader in what it includes in its definition of "Benefits." By doing so, the broader Proposal would provide for shareholders an additional level of security against excessive severance agreements. Because the Proposal supplements the Management Proposal, instead of contradicting it, it cannot be excluded under 14a-8(i)(9).

The Management Proposal asks "the stockholders of Genzyme Corporation (the 'Corporation') hereby approve a *policy* (emphasis added) of the Board of Directors to submit to a vote of the Corporation's shareholders any Future Severance Agreement with a Senior Executive that provides for Benefits in an amount exceeding the Severance Benefits Limitation (the 'Policy')." In contrast, the Proposal asks that "the shareholders of the Genzyme Corporation ('the Company') urge the Board of Directors *to seek shareholder approval* (emphasis added) of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus."

The difference lies in the fact that the Company is asking that shareholders approve a policy, whereas the Proponent's Proposal asks for an action from the board in certain circumstances. This distinction is crucial. A policy would mean that the Management Proposal would become a part of the routine rules and procedures that the board follows in constituting its daily business. In terms of the board's obligations in executive compensation, the approval of the Management Proposal would add one more policy amongst the others that the board considers in its process of creating an executive's employment agreement.

The Proponent's Proposal asks the Board to act given a set of conditions, instead of requesting the Board to implement a policy. It does not clarify when shareholder approval must be sought. In fact, in the Supporting Statement, the Proposal states, "because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon."

Thus, for example, in considering the employment agreement of a new executive, which would include his or her compensation and severance agreement, the board would follow its many different policies and procedures, such as, among other things, taking into account an executive's prior compensation, considering the compensation of peer companies, and, if the shareholders approve of it, whether the executive's severance agreement requires shareholder approval, according to the Company's definition of "Future Severance Agreement" and "Benefits."

However, assuming that shareholders also approve of the Proponent's Proposal, once the executive's severance agreement is drawn up and the material terms are agreed upon, then the terms of the Proponent's Proposal come into play. Considering the definitions of "Benefits" and "Severance Agreements," the Board of Directors should then seek shareholder approval of the new severance agreement that provides benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. In this way, the Policy does not contradict the Proposal; rather, the Proponent's Proposal would provide further security from excessive severance arrangements by covering additional details that the Policy omits.

As noted in the Company's no-action request, the Proponent's Proposal's definition of Severance Agreements includes more kinds of agreements, and its definition of Benefits includes more compensation elements than the Management Proposal. In the Management Proposal's Policy, for example, the benefits subject to the 2.99 limitation do not include payments for consultancy or other services provided after termination of employment. It also does not include the value of any accelerated vesting of outstanding long-term or equity-based awards such as restricted shares or stock options. Most importantly, the Company's definition of "Future Severance Agreement" excludes any modifications, renewals, or extension of current agreements. This provision allows the Company to perpetually extend current severance agreements to circumvent its own Policy.

The items excluded from the Policy's definition of Benefits can be extremely lucrative. For example, according to the Company's 2006 proxy statement, CEO Henri Termeer's 2005 salary and bonus totaled $3,124,500. He was also granted $16,833,308 in stock options. If Mr. Termeer's employment was terminated, his $16 million in options, already more than three times his salary and bonus, would likely vest and would not be subject to the 2.99 limitation. Moreover, Mr. Termeer still has $76,755,253 in exercisable options and another $19,365,760 in unexercisable options. Under the Company's Policy, none of these amounts would be part of the calculation that would determine whether Mr. Termeer's severance payment exceeds 2.99 times his salary and bonus. In contrast, these considerable amounts would be included as part of the calculation under the terms of the Proponent's Proposal, pointing to one of the many substantial differences between the Management Proposal's Policy and the Proponent's Proposal.

The substantial differences between the Management Proposal's Policy and the Proponent's Proposal means that the Proponent's Proposal can act as a second filter to catch those elements and details that the Policy misses, further protecting shareholders against excessive severance agreements. In this way, the Proposal would supplement Management Proposal's Policy. Because it is a supplement, it would not conflict with the Management Proposal and would not be in violation of Rule 14a-8(i)(9).

B. The Management Proposal was submitted in order to block Proponent's Proposal

The Proponent believes that the Management Proposal was submitted in order to block Proponent's Proposal, instead of being a bona fide effort to seek stockholder ratification of the Company's Policy.

A review of the relevant dates may be helpful. As mentioned above, on December 6, 2006, the Proponent submitted its Proposal, which is essentially the same as a Genzyme proposal last year that was approved by shareholders. On December 18, 2006, the Company contacted the Proponent and sent a copy of its "Executive Severance Policy." The Company's Policy stated that the Board of Directors would adopt it at an undecided future date. There was no reason to think that the Policy would become a management proposal, since the Company's Bylaws and Articles of Incorporation do not require shareholder approval for adoption of general policies.

On January 12, 2007, the Company refused to incorporate important elements of the Proposal into the Policy and announced its intention to submit a management proposal and to seek no-action relief. Finally, on January 23, 2007, the Proponent received the Company's no-action request. Please note that in Exhibit B of the Company's no-action request, the Company's Policy is included. But, instead of being titled "Executive Severance Policy" as before, the Exhibit is now titled "Company Proposal." These actions create the appearance that the Company decided to use Rule 14a-8(i)(9) to omit the Proposal from its 2007 proxy statement after it was clear that the Proponent would not withdraw due to substantial differences between the Policy and the Proposal.

On February 9, 2007, the Proponent sent a letter (attached) citing concern that the Company's decision to submit its Policy as a management proposal was not a good faith effort to improve corporate governance, and that Rule 14a-8(i)(9) was used in an attempt to block shareholder concerns regarding excessive severance agreements. The Proponent offered to withdraw on receiving evidence that the Company decided to submit its Policy as a management proposal before receiving the Proposal; however, the Proponent has not heard back from the Company.

The fact that the Proponent has not heard back from the Company, and the fact that it did not provide evidence to prove that it submitted its Policy as a Management Proposal before receiving Proponent's Proposal, even though Proponent offered to withdraw if provided, strongly suggests that it does not have the evidence. Thus, the Company's silence towards the Proponent's request provides further cause for the concern that the Company prepared its proposal in response to the Proponent's Proposal, artificially creating the 14a-8(i)(9) conflict. Using Rule 14a-8(i)(9) to block a shareholder proposal would constitute an abuse of Rule 14a-8(i)(9), and the Proponent requests that the Staff deny the Company's no-action request if Staff concludes that this has occurred.

C. *Cypress Semiconductor Corporation (3/11/98)* ("Cypress") establishes that if a company prepared its proposal in response to a shareholder proposal, the shareholder proposal may not be excluded.

In *Cypress Semiconductor Corporation* (3/11/98), Staff recognized that if a company's proposal on the same subject matter as a shareholder's proposal was submitted in response to that shareholder's proposal, the company may not exclude the shareholder proposal under Rule 14a-8(i)(9) (then 14a-8(c)(9)). This decision was issued despite the fact that the proponent's response to the company's initial no-action request did not contain arguments or provide evidence that the company submitted its proposal to block the proponent's proposal:

> The Division is unable to concur in your view that the proposal may be excluded under rule 14a-8(c)(9). Among other factors that the staff considered in reaching this result, the staff notes that it appears that the Company prepared its proposal on the same subject matter significant part in response to the Mercy Heath Services proposal. Accordingly, the Division does not believe that it may be omitted from the Company's proxy materials in reliance on that rule.

After Staff issued this decision, Cypress Semiconductor Corporation requested reconsideration on Staff's decision, but the Staff determined not to review its decision. Both the management proposal and the shareholder proposal were subsequently placed on the company's proxy and both were voted on.

The following year, the same proposal was submitted at Cypress Semiconductor Corporation (*Cypress Semiconductor Corporation,* 3/11/99), though this time the company filed the same management proposal before the proponent filed its proposal. The company again requested no-action relief under Rule 14a-8(i)(9), but Staff did not concur that Cypress could exclude the proposal under 14a-8(i)(9). The decision by Staff to refuse no-action relief to Cypress, even though it submitted its proposal before receiving the proponent's proposal, suggests that if a company abuses the rules for exclusion, such as when Rule 14a-8(i)(9) is used to block a shareholder proposal, the Staff will not allow the company to exclude the shareholder proposal being challenged.

The *Cypress* decisions are directly applicable to the current situation. Genzyme submitted its Management Proposal, on the same subject matter as Proponent's Proposal, and the available evidence suggests that Genzyme decided to submit its Management Proposal in response to the Proponent's Proposal. If Staff decides that this is true, then these actions represent an abuse of Rule 14a-8(i)(9) because 14a-8(i)(9) was used in this case to block the Proponent's Proposal and frustrate the Proponent's shareholder rights under Rule 14a-8. Following the *Cypress* decision, Staff should not grant no-action relief. The Company cannot exclude the Proponent's Proposal.

III. Conclusion

Because Genzyme has not met its burden under Rule 14a-8(g) to justify exclusion it may not exclude the Proponent's Proposal.

Moreover, the Proponent believes that the Management Proposal was not a good faith effort to improve corporate governance, and that Rule 14a-8(i)(9) was used in an attempt to block shareholder concerns regarding excessive severance agreements. According to *Cypress*, since the Management Proposal was submitted in response to the Proponent's Proposal, Genzyme's no-action request should be denied.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5372. I have enclosed six copies of this letter for the Staff and I am sending a copy to the Company.

Sincerely,



Christopher Huang
Research Analyst

CH/me
opeiu #2, afl-cio

Attachments

cc: Peter Wirth, Executive Vice President, Chief Legal Officer and Corporate Secretary, Genzyme Corporation



Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142
T 617-252-7500

Peter Wirth
Executive Vice President
Direct Dial: 617-768-6882
Direct Fax: 617-768-9594

February 23, 2007

Via Overnight Courier

Mr. Daniel Pedrotty
Director, Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Re: AFL-CIO Shareholder Proposal

Dear Mr. Pedrotty:

We are in receipt of your letter dated February 9, 2007 expressing concerns regarding the timing of the no-action letter that Genzyme Corporation (the "Company") submitted to the U.S. Securities and Exchange Commission in response to the AFL-CIO Reserve Fund shareholder proposal on executive severance. Please let me assure you that we are not relying on Rule 14a-8(i)(9) in an attempt to frustrate shareholder rights. The Company developed its own Executive Severance Policy (the "Genzyme Policy") in direct response to a proposal on executive severance submitted by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund ("IBEW") for consideration at the Company's May 2006 Annual Meeting of Shareholders. The IBEW proposal received the support of approximately 58% of the votes cast. In response to the IBEW proposal, we took the following actions:

- During June and July 2006, representatives of the Company's Human Resources and Legal Departments met internally to consider potential responses to the IBEW proposal. In a memorandum to the Company's Governance Committee and Compensation Committee dated August 16, 2006, one of the potential responses identified was to include a Company-sponsored proposal at the 2007 Annual meeting to limit severance benefits for senior executives without shareholder approval.

- On August 23, 2006, the Company's Governance Committee and Compensation Committee met in joint session to consider, among other agenda items, the Company's response to the IBEW proposal. After reviewing the available alternatives, the Governance and Compensation Committees directed the Company to formulate a policy regarding shareholder approval of executive severance arrangements that would be consistent with the Company's current practices and to determine whether representatives of the IBEW would endorse such a policy.

- The Governance Committee again took up the subject of executive severance at its meeting held December 4, 2006. At this meeting, the Governance Committee approved the Genzyme Policy and recommended that it be referred to the full Board of Directors for adoption at its February 2007 meeting. It is the Company's full Board of Directors that ultimately determines whether to submit a Company policy to shareholders for their consideration and approval, not the Governance Committee. The agenda for the Annual Meeting of Stockholders is normally determined at the Board of Directors' regularly scheduled meeting held in February.

- The Company received the AFL-CIO Reserve Fund proposal on or after December 7, 2006, at least three days after the Governance Committee considered the issue and made its determinations. Since the AFL-CIO action meant that a proposal regarding executive severance was going to be presented at the Company's 2007 Annual Meeting, we have decided that the Board of Directors should adopt one of the alternatives identified the Company's August 16, 2006 memorandum to the joint Governance and Compensation Committees and submit the Company's Proposal to shareholders. Accordingly, we sought a no-action letter from the SEC on or about January 22, 2007, to allow us to exclude the AFL-CIO proposal.

I believe that this timeline of events certainly does not exhibit any intent on behalf of the Company to frustrate shareholder rights. On the contrary, it illustrates the Company's willingness to address matters of importance to its shareholders in a thoughtful, deliberate and expeditious manner. I hope that it also provides the assurance that you requested that the Company proposal was submitted in a good faith effort to strengthen corporate governance at Genzyme and that accordingly you will withdraw the AFL-CIO Proposal as offered in your letter.

Sincerely,



Peter Wirth
Executive Vice President, Chief Legal Officer
and Corporate Secretary

cc: Office of Chief Counsel, Division of Corporation Finance, SEC

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 9, 2007

Mr. Peter Wirth, Executive Vice President,
Chief Legal Officer and Corporate Secretary
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142

Re: *Genzyme Corporation* – Exclusion of Shareholder Proposal

Dear Mr. Wirth:

We are writing to express concern regarding Genzyme Corporation's ("Company") no-action request to the staff of the Division of Corporation Finance ("Staff") of the U.S. Securities and Exchange Commission ("SEC"). Specifically, we are concerned that the Company may be relying on Rule 14a-8(i)(9) as a device to frustrate shareholder rights. We, therefore, request evidence that the Company decided to submit its own Executive Severance Policy ("Policy") as a management proposal for the Company's 2007 Proxy Statement **before** receiving the proposal ("Proposal") of the AFL-CIO Reserve Fund ("Proponent"). This would reassure us that the management proposal was submitted in a good faith effort to strengthen corporate governance. If the evidence provided is sufficient, I will withdraw the Proposal.

A summary of the relevant dates may prove helpful. On December 6, 2006, the Proponent submitted the Proposal. The Proposal addresses excessive executive severance agreements and is essentially the same as a Genzyme proposal last year that was approved by shareholders. On December 18, 2006, the Company contacted the Proponent and sent a copy of its "Executive Severance Policy." The Company's Policy stated that it would be adopted by the Board of Directors at an undecided future date. There was no reason to think that the Policy would become a management proposal, since the Company's Bylaws and Articles of Incorporation do not require shareholder approval for adoption of general policies.

On January 12, 2007, the Company refused to incorporate important elements of the Proposal into the Policy and announced its intention to submit a management proposal and to seek no-action relief. Finally, on January 23, 2007, the Proponent received the Company's no-action request. Please note that in Exhibit B of Company's no-action request, the Company's Policy is included. But, instead of being titled "Executive Severance Policy" as before, the Exhibit is now titled "Company Proposal." These actions create the appearance that the Company decided to use Rule 14a-8(i)(9) to omit the Proposal from its 2007 Proxy Statement after it was clear that the Proponent would not withdraw due to differences between the Policy and the Proposal.

In our opinion, the Company's Policy is substantially different from the Proposal and contains many loopholes. In the Company's Policy, for example, the benefits subject to the 2.99 limitation do not include payments for consultancy or other services provided after termination of employment. It also does not include the value of any accelerated vesting of outstanding long-term or equity-based awards such as restricted shares or stock options. Most importantly, the Company's definition of "Future Severance Agreement" excludes any modifications, renewals, or extensions of current agreements. This provision allows the Company to perpetually extend current severance agreements to circumvent its own Policy.

The items excluded from the Policy's definition of benefits can be extremely lucrative. For example, according to the Company's 2006 Proxy Statement, CEO Henri Termeer's 2005 salary and bonus totaled $3,124,500. He was also granted $16,833,308 in stock options. If Mr. Termeer's employment was terminated, his $16 million in options, already more than three times his salary and bonus, would likely vest and would not be subject to the 2.99 limitation. Moreover, Mr. Termeer still has $76,755,253 in exercisable options and another $19,365,760 in unexercisable options. Under the Company's Policy, none of these amounts would be part of the calculation that would determine whether Mr. Termeer's severance payment exceeds 2.99 times his salary and bonus. In contrast, these considerable amounts would be included as part of the calculation under the terms of the Proposal, pointing to one of the many substantial differences between Company's Policy and the Proposal.

There have been previous cases of shareholder concern regarding the use of Rule 14a-8(i)(9). As mentioned in the Company's no-action request, there was a similar case at Halliburton (*Halliburton Company*, 3/10/2006). In the proponent's response to Halliburton's no-action request, the proponent's counsel argued that, "construing the (i)(9) exclusion to knock out shareholder-proposed bylaws would have a pernicious effect on corporate governance. Shareholder resolutions are filed months in advance of an annual meeting; if a company wants to eliminate a troublesome bylaw proposal that is otherwise valid under state law and Rule 14a-8, the company would merely have to draft its own precatory proposal on the same subject, no matter how weak, and claim that there is a 'conflict.' The result would be to abridge a valuable right that shareholders enjoy under state law." In the end, Staff allowed Halliburton to exclude the proposal.

Given the circumstances, we are concerned that the Company's decision to submit its Policy as a management proposal was not a good faith effort to improve corporate governance, and that Rule 14a-8(i)(9) was used in an attempt to block shareholder concerns regarding excessive severance agreements. We welcome any evidence from the Company that proves it decided to submit its Policy before receiving the Proponent's Proposal. We look forward to hearing from you.

Sincerely,



Daniel F. Pedrotty, Director
Office of Investment

DFP/me
opeiu #2, afl-cio

cc: Office of Chief Counsel, Division of Corporation Finance, SEC



genzyme

Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142
T 617-252-7500

Peter Wirth
Executive Vice President
Direct Dial: 617-768-6882
Direct Fax: 617-768-9594

February 26, 2007

Via Overnight Courier

Mr. Christopher Huang
Research Analyst
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Re: Genzyme Corporation – Exclusion of Shareholder Proposal

Dear Mr. Huang:

We are in receipt of a copy of your letter dated February 22, 2007 addressed to the Office of Chief Counsel, Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") setting forth your arguments why the SEC should not grant our request for a "no action letter" with respect omitting the AFL-CIO Reserve Fund proposal limiting executive severance without shareholder approval (the "AFL-CIO Proposal") from our 2007 proxy materials. For the reasons set forth below, we respectfully disagree with each of the arguments you make:

First, it is clear from our original no-action request letter to the SEC dated January 22, 2007, as well as your own letter of February 22, 2007, that Genzyme's proposed Executive Severance Policy (the "Genzyme Proposal") conflicts with the AFL-CIO Proposal. As you clearly point out, severance arrangements that would be permissible under the Genzyme Proposal would be prohibited under the AFL-CIO Proposal without shareholder approval. In fact, that is the whole point of AFL-CIO's refusal to endorse the Genzyme Proposal when requested to do so: the AFL-CIO seeks to impose a more restrictive standard for when shareholder approval should be sought. As you acknowledge in your letter, the definitions of key terms such as "Severance Agreements" and "Benefits" are clearly materially different in the Genzyme Proposal and the AFL-CIO Proposal. To take the position that these two proposals can "co-exist" and that "shareholder approval of both proposals will not result in a conflict" is at a minimum disingenuous and potentially very confusing to our shareholders. Furthermore, the SEC's view of the rule, as reflected in the Adopting Release for the 1998 Amendments to Rules on Shareholder Proposals (Release No. 34-40018), is consistent with Genzyme's position on this matter. At footnote 162 of that release, the SEC noted, "... we do not intend to imply that proposals must be identical in scope or focus for the exclusion to be available. *See, SBC Communications* (Feb 2, 1996) ... ." As for the distinction you appear to draw between asking shareholders to approve a policy (the Genzyme Proposal) and asking for action from the Board under certain circumstances (the ALF-CIO Proposal), we fail to appreciate the substantive difference. If a shareholder proposal on a topic like executive severance arrangements receives the support of a majority of our shareholders, surely you would expect us to inform our shareholders as to whether we intend to adopt that recommendation (i.e. make it part of our policy) rather than remaining silent and seek shareholder approval of future executive severance arrangements only if, as and when appropriate.

Second, for all of the reasons we outlined in our letter to Mr. Pedrotty dated February 23, 2007, responding to his concerns on the same topic, a copy of which I enclose for your reference, the Genzyme Proposal was clearly developed in response to the IBEW proposal on executive severance submitted at our 2006 Annual Meeting of Shareholders and approved by our Governance Committee before we even received the AFL-CIO Proposal. Accordingly, we believe that your reliance on *Cypress Semiconductor Corporation (March 11, 1998)* is misplaced. We did not develop the Genzyme Proposal in response to the AFL-CIO Proposal. On the contrary, the Genzyme Proposal demonstrates our commitment to addressing matters of importance to our shareholders in a thoughtful, deliberate and expeditious manner. (We note that, as you acknowledge, the IBEW proposal was substantially the same as the ALF-CIO Proposal.) We believe that the *Halliburton Company* (March 10, 2006) letter cited in our no-action request as well as the numerous other letters referred to therein and in our letter -- *Crown Holdings, Inc.* (February 4, 2004), *Gyrodyne Company of America, Inc.* (October 31, 2005), *Croghan Bancshares, Inc.* (March 13, 2002), *First Niagara Financial Group, Inc.* (March 7, 2002), *Osteotech, Inc* (April 24, 2000), *Mattel, Inc* (March 4, 1999), and *The Gabelli Equity Trust* (March 15, 1993) -- are in fact on point, and, as Mr. Pedrotty so graciously acknowledged in his February 9, 2007 letter, the Staff of the SEC allowed Halliburton to exclude the proposal in that case.

I hope this letter provides the assurance that Mr. Pedrotty requested in his February 9, 2007 letter that the Genzyme Proposal was submitted in a good faith effort to strengthen corporate governance at Genzyme and that accordingly you will withdraw the AFL-CIO Proposal as offered in Mr. Pedrotty's and your own letters.

Sincerely,



Peter Wirth
Executive Vice President, Chief Legal Officer
and Corporate Secretary

cc: Office of Chief Counsel, Division of Corporation Finance, SEC

Encl: Letter dated February 23, 2007 from Peter Wirth to Daniel Pedrotty

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Genzyme Corporation
Incoming letter dated January 22, 2007

The proposal urges the board to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

We are unable to concur in your view that Genzyme may exclude the proposal under rule 14a-8(i)(9). Among other factors that we considered in reaching this result, we note your representation that you decided to submit the company proposal on the same subject matter to shareholders, in part, in response to your receipt of the AFL-CIO Reserve Fund proposal. Accordingly, we do not believe that Genzyme may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,



Amanda McManus
Attorney-Adviser

END